To:
Mediobanca – Banca di Credito
Finanziario S.p.A.
Piazzetta Cuccia no. 1
20121 Milan
Italy

and
Intesa Sanpaolo S.p.A.
Direzione Merchant Banking
Via Monte di Pietà no. 12
20121 Milan
Italy

and
Assicurazioni Generali S.p.A.
Piazza Duca degli Abruzzi no. 2
34100 Trieste
Italy

24 September 2013

Dear Sirs,

Further to our discussions, we hereby propose to you the following:

****     ****     ****     ****

“AGREEMENT

This agreement (the “Agreement”) is entered into

BY AND BETWEEN

•	TELEFÓNICA S.A., a Spanish company with registered office at 28013, Madrid, Gran Via no. 28, Spain (“TE”);

•	ALLEANZA TORO S.p.A., an Italian company with registered office at Torino, via Giuseppe Mazzini no. 53, Italy, for the purposes of this agreement represented by Assicurazioni Generali S.p.A.;

•
GENERALI ITALIA S.p.A., an Italian company with registered office at Mogliano Veneto (TV), via Marocchesa no. 14, Italy, for the purposes of this agreement represented by Assicurazioni Generali S.p.A.;

•
GENERALI LEBENSVERSICHERUNG A.G., a German company with registered office at Hamburg, an der Besenbinderhof no. 43, Germany, for the purposes of this agreement represented by Assicurazioni Generali S.p.A.;

•	GENERALI VIE S.A., a French Company with registered office at Paris, Boulevard Hausmann no. 11, France, for the purposes of this agreement represented by Assicurazioni Generali S.p.A.;

•
ASSICURAZIONI GENERALI S.p.A., an Italian company with registered office at Trieste, Piazza Duca degli Abruzzi no. 2, Italy (“Generali”), on its own behalf and in the name and on behalf of its subsidiaries ALLEANZA TORO S.p.A., GENERALI ITALIA S.p.A., GENERALI LEBENVERSICHERUNG A.G. and GENERALI VIE S.A. (“Generali Subsidiaries” and, together with Generali, collectively referred to as “AG”);

•	INTESA SANPAOLO S.p.A., an Italian company with registered office at Torino, Piazza San Carlo no. 156, Italy (“IS”); and

•	MEDIOBANCA S.p.A., an Italian company with registered office at Milan, Piazzetta Cuccia no. 1, Italy (“MB”);

(hereinafter collectively referred to as the “Parties” and, individually, a “Party”)

WHEREAS

A.
The Parties jointly own the whole share capital of Telco S.p.A., with registered office at Milan, via Filodrammatici no. 3, Italy, fiscal code n. 05277610969 (“Telco”) which, at the date hereof, owns 3,003,586,907 ordinary shares of Telecom Italia S.p.A., with registered office at Milan, Piazza degli Affari 2, Italy, fiscal code no. 00488410010 (“TI”), equivalent to approximately 22.4% of the ordinary share capital of TI, according to the following proportion:

-	TE owns no. 1,234,128,374 Class B shares of Telco representing approximately 46.18% of Telco’s share capital;

-	AG owns no. 817,214,961 Class A shares of Telco representing approximately 30.58% of Telco’s share capital;

-	IS owns no. 310,520,713 Class A shares of Telco representing approximately 11.62% of Telco’s share capital; and

-	MB owns no. 310,520,713 Class A shares of Telco representing approximately 11.62% of Telco’s share capital.

B.
On 28 April 2007 the Parties and Sintonia S.A., a Luxembourg company with registered office at 1, Place d’Armes, L. 1136 Luxembourg (“SI”), entered into (a) a co-investment agreement (the “Co-investment Agreement”); and (b) a shareholders’ agreement - by means of which they established the principles relating inter alia to (i) the corporate governance of Telco, (ii) the preparation and presentation of the list for the shareholders’ meeting of TI having on the agenda the appointment of TI’s directors, (iii) the transfer of Telco’s shares and indirectly of the TI’s shares owned by Telco, and (iv) the autonomous and independent management of the TI and TE groups, including limitations on the participation of TE or its representatives in any decision-making processes relating to policies, management, and operations of companies directly or indirectly controlled by TI in countries where restrictions apply (the “Original Shareholders’ Agreement”).

C.
On 28 October 2009, SI required the non-proportional de-merger of Telco, pursuant to Article 11(b) of the Original Shareholders’ Agreement, thereby becoming an Exiting Party in relation thereto. As at the date hereof, SI is no longer a shareholder of Telco and is no longer bound by the Original Shareholders’ Agreement. The exit of SI from the Original Shareholders’ Agreement and Telco’s shareholding (the “SI Exit”) was then agreed with an alternative modality and completed on 22 December 2009.

D.	The Original Shareholders’ Agreement was then amended and renewed by the Parties as follows:

-	amended and supplemented with the first deed of amendment dated 25 October 2007 and with the second deed of amendment dated 19 November 2007;

-	amended and renewed by means of the first renewal agreement dated 28 October 2009 for an additional period of 3 (three) years, starting from 28 April 2010 until 27 April 2013;

-	following completion of SI Exit, further amended by virtue of further deeds of amendment dated 11 January 2010 (the “Amendment Agreement”) and 10 December 2010; and

-
lastly amended and renewed by means of the second renewal agreement dated 29 February 2012 (the “Second Renewal Agreement”) for an additional period of 3 (three) years, starting from 29 February 2012 until 28 February 2015, which entirely replaced the Original Shareholders’ Agreement as subsequently amended and renewed,

(the Original Shareholders’ Agreement as a result of the aforesaid amendments and renewal from time to time agreed is hereby referred to as the “Shareholders’ Agreement”).

E.	The Parties now wish to agree upon further provisions regarding Telco and TI and, consequently, further amend the Shareholders’ Agreement and Telco’s By-Laws.

F.	Unless differently provided herein, the terms and expressions used with initials in capital letter in this Agreement shall have the same meaning attributed to them in the Shareholders’ Agreement.

G.
For the purposes of this Agreement, the term “Business Day” means any day other than Saturdays or Sundays or any other day which is a legal holiday in Italy or in Spain or a day in which banking institutions in Milan or in Madrid are authorized to be closed.

Now, therefore, in consideration of the foregoing premises the Parties hereby agree and covenant as follows.

1.	DEMERGER OF TELCO

1.1	Article 11 of the Shareholders’ Agreement, as amended by Paragraph 1.(ii) of the Second Renewal Agreement, is entirely replaced by the following:

“(ii) Each of the Parties shall have the right (the “De-merger Option”) to require in writing to the other Parties the non-proportional de-merger of Telco (in either case, the “Final De-merger”) in the First De-merger Window, the Second De-merger Window, the Extended First De-merger Window, the Extended Second De-merger Window, as defined below (jointly, the “De-merger Windows”):

o	from 15 June 2014 until 30 June 2014 (the “First De-merger Window”);

o	from 1 February 2015 until 15 February 2015 (the “Second De-merger Window”),

provided further that:

(a)
should the First De-merger Window period occur while TE’s Call Option has been exercised but TE’s Closing has not occurred then (x) the De-merger Option shall be not exercisable by any of the Parties, until the TE’s Closing has occurred and (y) in the event that the TE’s Closing does not occur within the Long Stop Date (as defined in Article 5.11 below), the Parties shall be allowed to exercise the De-merger Option during the period starting from the Long Stop Date and ending the 15th (fifteenth) calendar day following the Long Stop Date (the “Extended First De-merger Window”); and

(b)
should the Second De-merger Window period occur while TE’s Call Option has been exercised but TE’s Closing has not occurred then (x) the De-merger Option shall be not exercisable by any of the Parties, until the TE’s Closing has occurred and (y) in the event that the TE’s Closing does not occur within the Long Stop Date (as defined below in Article 5.11 below), the Parties shall be allowed to exercise the De-merger Option during the period starting from the Long Stop Date and ending the 15th (fifteenth) calendar day following the Long Stop Date (the “Extended Second De-merger Window”);

(c)
if (x) the Extended Second De-merger Window falls after the New Expiry Date or (y) the De-merger procedure following the exercise of the De-merger Option falls after the New Expiry Date, then the Parties hereby agree to enter into prior to the New Expiry Date an extension of the Shareholders’ Agreement starting from the New Expiry Date, at the same terms and conditions set out in the Shareholders’ Agreement until completion of the Final De-merger; and

(d)
in any case of exercise of the De-merger Option by any of AG, IS or MB (whether during the First De-merger Window, the Second De-merger Window, the Extended First De-merger Window or the Extended Second De-merger Window, as the case may be), (x) the De-merger Option, while being perfectly valid, shall not be immediately effective and shall remain suspended until the 5th (fifth) Business Day following the end of the relevant De-merger Window in which the De-merger Option has been exercised, as extended (the 5 (five) Business Days after the end of the relevant De-merger Window, as extended, shall be hereinafter referred to as the “Waiting Period”) and (y) TE shall be allowed to exercise its TE’s Call Option pursuant to Article 5 vis-à-vis the Party/Parties not having exercised the De-merger Option and if TE so does, then the De-merger procedure and the Call Option procedure shall continue in accordance with their respective terms for the Parties concerned and, with respect to the Party/Parties not having exercised the De-merger Option, the same rules provided for in sub-paragraphs 1.1(ii)(a) and 1.1(ii)(b) above shall apply mutatis mutandis.

(iii) The De-merger Option will be exercisable by each of the Parties by sending the de-merger notice in either the First De-merger Window or Second De-merger Window or the Extended First De-merger Window or the Extended Second De-merger Window (as the case may be) (the “Final Notice “), upon which (subject to the Waiting Period) the Parties shall be bound to cause Telco to complete the Final De-merger within a reasonably short timeframe, but in any case no later than 6 (six) months following the relevant notice or, if the transaction is subject to any authorizations by law or contract, within 6 (six) months following the obtaining of such authorizations, in accordance and in compliance with all the provisions set out in Article 11 of the Shareholders’ Agreement. It is hereby agreed and understood that, in the event the Final De-merger were required by one or more Parties during the last 5 (five) calendar days of any of the De-merger Windows, then such relevant window shall be extended for 5 (five) calendar days. In case the Final De-merger were required, then the Shareholders’ Agreement shall continue in full force and effect (a) with respect to the Exiting Party, until the earlier of the date of completion of the de-merger and the New Expiry Date, as extended from time to time; (b) with respect to the other Parties not having exercised the right to require the de-merger, until the New Expiry Date, as extended from time to time.”

1.2
Paragraph 1.(iii) of the Second Renewal Agreement is entirely deleted; therefore, the Parties confirm and agree that none of the Parties has exercised, or will exercise, the Right to Withdraw and to require the other Parties to cause the non-proportional de-merger of Telco pursuant to Article 11(b) of the Shareholders’ Agreement by sending the relevant notice in the period between 1 September 2013 and 28 September 2013 (the “Anticipated Notice Period” as defined in the Second Renewal Agreement) and that such Right to Withdraw for the Anticipated Notice Period shall be deemed as irrevocably waived, without prejudice to paragraph 1.1 above.

2.	CAPITAL INCREASE OF TELCO

2.1
The Parties undertake to exercise all their powers and rights to cause Telco’s shareholders’ meeting to be held on the date hereof, simultaneously to the execution of this Agreement, and to resolve upon and unanimously approve (i) a capital increase of Telco,  to be reserved to TE, for an overall amount of Euro 323.772.468 by issuance of no. 1.557.781.083 Class C shares (which will have the rights and characteristics indicated in article 3 below) (the “Reserved Capital Increase”), reaching thereby after the Reserved Capital Increase an overall stake in the total share capital of Telco (including voting and non-voting shares) equal to 66.0% (sixty-six per cent) while keeping, until conversion of the Class C shares pursuant to article 3.2 below, its current percentage of the voting share capital of Telco which is equal to 46.18% (forty-six point eighteen per cent); and (ii) the amendments of Telco’s By-Laws to provide for the Reserved Capital Increase, the Class C shares and TE’s Call Option, in the form attached hereto in Italian and English as Annex 2.4.

2.2
A. TE shall entirely subscribe the Reserved Capital Increase in cash on the date hereof in order to support and safeguard its investment in Telco without affecting the current governance structure of Telco and TI until conversion.

B. Subject to TE having received all necessary antitrust and telecommunication authorisations (including, if needed, in Brazil and in Argentina), (i) the Parties undertake to exercise all their powers and rights to cause Telco’s shareholders’ meeting to be held and to resolve upon and unanimously approve a further capital increase of Telco, to be reserved to TE, for an overall amount of Euro 117.227.532 by issuance of further no. 564.022.113 Class C shares (which will have the same rights and characteristics of the Class C shares issued pursuant to article 2.1 above, as indicated in article 3 below) (the “Second Reserved Capital Increase”); and (ii) TE shall be obliged to subscribe the Second Reserved Capital Increase in cash on the same date of the shareholders’ resolutions taken pursuant to sub-paragraph (i) above, reaching thereby after the Second Reserved Capital Increase an overall stake in the total share capital of Telco (including voting and non-voting shares) equal to 70.0% (seventy per cent) while keeping, until conversion of the Class C shares pursuant to article 3.2 below, its current percentage of the voting share capital of Telco which is equal to 46.18% (forty-six point eighteen per cent). In case any competent telecommunication or antitrust authority imposes, in connection with the Second Reserved Capital Increase, restrictions, limitations or other measures, then TE shall have, at its sole discretion, the right to either accept such restrictions, limitations or other measures, or decide not to proceed with the Second Reserved Capital Increase, provided that if TE proceeds with the Second Reserved Capital Increase, the restrictions, limitations or other measures imposed shall be entirely and exclusively undertaken by TE.

C. If and to the extent that the Second Reserved Capital Increase has not been subscribed by TE prior to exercise of the De-merger Option, then, upon completion of such de-merger procedure pursuant to the Shareholders’ Agreement, TE shall be obliged to pay to each beneficiary resulting from such de-merger which is either a holder of Class A shares or a company wholly owned by a Party which, before completion of such de-merger, was a holder of Class A shares (the “Beneficiary”) an amount – as compensation for the lower capitalisation of Telco – resulting from multiplying Euro 60,000,000 (sixty million) for the percentage of Class A shares held by such holder of Class A shares over the total number of Class A shares immediately prior to completion of such de-merger, provided that (i) no payment shall be due if the Second Reserved Capital Increase has been subscribed by TE at any time prior to completion of such de-merger, (ii) to the extent feasible, such de-merger process shall be structured so as to ensure that TE has the ability to subscribe the Second Reserved Capital Increase during, and until completion of, the de-merger process, (iii) payment shall be due only at completion of such de-merger and to the Beneficiary, (iv) the de-merger project shall be structured, to the extent possible, so as to ensure that, as a result of such de-merger, each Beneficiary receives, among its proportional part of Telco’s debts assigned, a proportional portion of the Euro 1,750,000,000.00 notes issued by Telco on 29 April 2013 and subscribed by each of the Parties (the “Notes”) which will be split by attributing to each Beneficiary the Notes held by the same (if the Beneficiary is a Party) or by its respective controlling shareholder (if the Beneficiary is a company wholly owned by a Party), and (v) TE (or if the Beneficiary is a company wholly owned by TE, the latter) shall be permitted to offset any amount due to each other Beneficiary pursuant to this article 2.2 C. with any debt which such Beneficiary will have vis-à-vis TE, including in relation to the Notes held by TE as a result of such de-merger.

2.3
The Parties undertake to duly fulfil all corporate and legal requirements aimed at approving and executing the Reserved Capital Increase and the Second Reserved Capital Increase and to cooperate in good faith in order to implement the changes provided herewith, unanimously waiving or amending, if necessary, any such requirements both at Telco’s By-Laws’ or Shareholders’ Agreement’s level, including clause 2, letter B, of the Shareholders’ Agreement.

2.4
Telco’s By-Laws attached to the Shareholders’ Agreement under Annex 9.1 are entirely replaced by the new Telco’s By-Laws as amended by the shareholders’ meeting of Telco approving the Reserved Capital Increase and the introduction of Class C shares, attached hereto as Annex 2.4. It is agreed by the Parties that (i) the Italian version will prevail and that the Parties will implement the amendments, if any, which will be requested by the Notary Public to comply with mandatory provisions of Italian law, subject to the principle of fullest implementation of the principles of the Shareholders’ Agreement; and (ii) in case of conflict, the provisions of the Shareholders’ Agreement will prevail over the provisions of Telco’s By-Laws and the Parties shall conform their acting so as to implement such provisions.

2.5
For the avoidance of doubt, the Parties acknowledge that the Reserved Capital Increase and the Second Reserved Capital Increase are not in any manner whatsoever considered a “Cash Injection” pursuant to article 2 of the Amendment Agreement.

3.	CLASS C SHARES

3.1	Article 2 of the Shareholders’ Agreement is entirely replaced by the following:

“2. Class A, Class B and Class C Shares

The Parties agree that:

(a)	consistently with Telco’s By-Laws, the share capital of Telco shall be divided into three separate categories: the Class A, the Class B and the Class C shares,

(b)
unless otherwise agreed by all shareholders of Class A and Class B or as provided for herein, all the share capital increases for the duration of this Shareholders’ Agreement shall be resolved “in opzione” pursuant to article 2441, first paragraph, of the Italian Civil Code splitting the overall amount of shares so as to reflect the proportion from time to time existing between Class A, Class B and Class C shareholders,

(c)
except where otherwise provided in the Shareholders’ Agreement, TE shall receive and thereafter acquire (through share capital increases or exercise of the pre-emption right set forth in the Telco’s By-Laws) only Class B shares, Class C shares or, in case of exercise of the pre-emption right, Class A shares to be converted into Class B shares, while the other Parties, including the Italian Qualified Investors, if any, shall hold Class A shares, save for the possibility to acquire Class B and the Class C shares in case of exercise of the pre-emption right to be converted in Class A shares,

(d)	the Class B shares shall have exactly the same economic and administrative rights as the Class A shares, save as provided for herein and in the Telco’s By-Laws, and

(e)
the Class C shares shall have the same economic and administrative rights as the Class B shares, except that Class C shares (x) shall be non-voting shares and (y) shall be convertible in Class B shares, as provided for herein and in the Telco’s By-Laws.

3.2	A new article 2-bis of the Shareholders’ Agreement is inserted as follows:

“2-bis. Conversion of Class C Shares

At any time after 1 January 2014, TE will have the right (but not the obligation), to convert all or part of its Class C shares into Class B shares up to an overall number of Class B shares representing no more than 64.9% (sixty-four point nine per cent) of the voting share capital of Telco, (i) in one or more slots, and (ii) with a conversion ratio of one Class B share for each Class C share held by TE.

For exercising the conversion right, TE – after having received all necessary antitrust and telecommunication authorizations (including, if needed, in Brazil and in Argentina) – shall send a written notice to Telco, copy to the other Parties, indicating its intention to exercise the conversion right as provided for in article 5.1.3 of Telco’s By-Laws. Upon receiving the notice, all Parties shall cooperate in good faith and do anything necessary or useful to allow the conversion as provided for in Telco’s By-Laws. If the conversion requires any antitrust and/or telecommunication authorisation, TE shall duly prepare and submit to the competent authorities the relevant filing as soon as diligently possible and the other Parties shall provide all information and reasonable cooperation for such filings. In case any competent telecommunication or antitrust authority imposes, in connection with the conversion, restrictions, limitations or other measures, then TE shall have, at its sole discretion, the right to either accept such restrictions, limitations or other measures or decide not to proceed with the conversion of Class C shares into Class B shares, provided that, if TE proceeds with the conversion of Class C shares into Class B shares, the restrictions, limitations or other measures imposed shall be entirely and exclusively undertaken by TE.”

3.3
Upon completion of the conversion (to the extent that TE receives Class B shares in exchange for the Class C shares which, together with the Class B shares already owned by TE as the date hereof, exceed 50% (fifty per cent) of Telco’s voting capital) and until expiry of the Shareholders’ Agreement (as extended from time to time):

A.	Article 1.1(b) of the Shareholders’ Agreement shall be deemed as amended and restated as follows:

“(b)	Telco’s By-Laws shall contain a voting list system to ensure that:

(i)
the Parties holding the Class A shares will be entitled to appoint five directors, including the Chairman; for this purpose, it is hereby agreed between the Parties holding the Class A shares that: (x) they will concur in the presentation of one list; (y) the list shall be determined based on the principle of proportionality by the Parties holding the Class A shares unanimously, failing which unanimity within the terms indicated in the By-Laws, the proportionality will be as follows: two directors will be indicated by AG, one director will be indicated by each of IS and MB, the Chairman will be indicated unanimously;

(ii)	TE, as holder of Class B shares, will be entitled to appoint five directors, including the Vice-Chairman.”.

B.	Article 5, third paragraph, of the Shareholders’ Agreement shall be amended and restated as follows:

“For the entire term of the Shareholders’ Agreement, the board of directors of Telco shall approve the list to be submitted to the shareholders’ meeting of TI, for the appointment of the directors of TI pursuant to the following criteria:

(i)
the Class A shareholders which are Party to this Shareholders’ Agreement shall designate the first two members of the list to be presented by Telco and half of the remaining directors (excluding those to be appointed out of the TI’s minority shareholders list) to be appointed out of such list, provided that such directors will be selected as follows by the Class A shareholders: (x) 2 (two) members unanimously and (y) the remaining members in proportion to their respective stake in Telco; and

(ii)
TE – to the extent holding more than 50% (fifty per cent) of the Telco’s voting share capital – shall have the right vis-à-vis the other Parties to designate all the remaining directors (excluding those to be appointed out of the TI’s minority shareholders lists) to be indicated in the list to be presented by Telco. The members to be designated by TE will be placed in the positions of the list which are within the positions in the first 80% of the list. The Parties agree that TE shall be entitled to designate in any case at least 4 (four) members of the TI’s board of directors, provided that the total number of the members in TI’s board of directors is no lower than 13 (thirteen). For this purpose the Parties shall cause Telco to vote against any proposal brought to TI’s shareholders meeting in order to lower the members of the TI’s board of directors below 13 (thirteen).

For the avoidance of doubt, in case of 15 (fifteen) directors to be elected in the board of directors of TI, 3 (three) shall be reserved to the lists to be presented by the minority shareholders of TI while, as regards the list to be presented by Telco, 7 (seven) shall be indicated by the Class A shareholders and 5 (five) by TE.

The above criteria shall apply also in case of appointment pursuant to Article 2386, first paragraph, of the Italian Civil Code (“cooptazione”).”

3.4
For the avoidance of doubt, the Parties agree and acknowledge that, for so long as TE does not convert a number of Class C shares, so that the overall number of its voting shares exceed 50% (fifty per cent) of Telco voting share capital, the principles referred to in the Shareholders’ Agreement prior to the execution of this Agreement, shall continue to apply without any of the changes referred to in Article 3.3, paragraphs A. and B.

3.5	A new article 8.2.4 of the Shareholders’ Agreement is inserted as follows:

“8.2.4 The shareholder who intends to transfer Class C shares (hereinafter the “Shareholder Transferring Class C shares”) to an acquiring third party, including a shareholder of Telco (hereinafter, a “Person Bidding for Class C shares”) must offer them in advance on equal terms to the other shareholders who hold Class C Shares, and subsequently, upon occurrence of the prerequisites respectively at points (ii) and (iii) below, to the shareholders who hold Class B shares and Class A shares. The holders of Class C shares may acquire the Class C shares offered exercising their Right of Pre-emption in proportion to the number of Class C Shares possessed by each of them compared with the total number of Class C Shares issued by Telco; the holders of Class B shares may purchase the shares offered to them exercising their Right of Pre-emption in accordance with the provisions at point (ii) below and in proportion to the number of Class B shares possessed by each of them compared with the total number of Class B shares issued by Telco; the holders of Class A shares may purchase the shares offered to them exercising their Right of Pre-emption in accordance with the provisions at point (iii) below and in proportion to the number of Class A shares possessed by each of them compared with the total number of Class A shares issued by Telco; the above mentioned procedure shall occur in compliance with the following mechanisms:

(i)
the Shareholder Transferring Class C shares must transmit a communication, by registered or certified mail with return receipt requested to the chairman of the board of directors of Telco and to the other shareholders holding Class C shares, specifying the number of Class C shares, the price and the other economic and contractual conditions of the transfer and the personal particulars of the Person Bidding for Class C shares (the “Transferring Notice of Class C shares”). Within 30 days of the date of receipt of the Transferring Notice of Class C shares (the “Term of Exercise of Class C shares”), the shareholders holding Class C shares who intend to avail themselves of the Right of Pre-emption must give the appropriate written communication to the chairman of the board of directors and to the Shareholder Transferring Class C shares (the “Acceptance Notice of Class C shares”). The shareholders holding Class C shares who exercise the Right of Pre-emption, provided that they make a contextual request in the Acceptance Notice of Class C shares, will have the right (hereinafter, the “Right of Increase of Class C shares”) to acquire the Class C shares remaining on sale once all the Acceptance Notices of Class C shares have been received (the “Remaining Class C shares”). Any Acceptance Notices of Class C shares shall specify the number of Remaining Class C Shares in relation to which the relevant shareholder holding Class C shares wishes to exercise the Right of Increase of Class C shares. The Remaining Class C shares shall be divided among the shareholders who have exercised the Right of Increase of Class C shares in proportion to the number of Class C shares held by each of them, provided that after the exercise of the above mentioned rights any shareholder holding Class C shares will not be entitled to acquire a number of Class C shares higher than the aggregate number indicated into the Acceptance Notice of Class C shares.

(ii)
If, after carrying out of the procedure in the preceding point (i), there are still any Remaining Class C shares, such Remaining Class C shares shall be offered without delay to the shareholders holding Class B shares by means of a communication made in the form specified in the preceding paragraph (i) of this Article 8.2.4. The Remaining Class C shares which become pre-empted by the shareholders holding Class B shares must be divided among the holders of Class B shares who pre-empted them – in proportion to the number of Class B shares held by each of them, provided that the Right of Increase of Class C shares included in Article 8.2.4(i) above shall apply mutatis mutandis. The exercise of the Right of Pre-emption by the shareholders holding Class B shares, potentially exercised in accordance with this article 8.2.4(ii), must be carried out within 15 (fifteen) days of the receipt of the notice of offering in pre-emption by means of an appropriate written communication to the chairman of the board of directors and the Shareholder Transferring Class C shares, specifying the number of shares requested in pre-emption.

(iii)
If, after carrying out of the procedure in the preceding point (ii), there are still any Remaining Class C shares, such Remaining Class C shares shall be offered without delay to the shareholders holding Class A shares by means of a communication made in the form specified in the preceding paragraph (i) of this Article 8.2.4. The Remaining Class C shares which become pre-empted by the shareholders holding Class A shares must be divided among the holders of Class A shares who pre-empted them – in proportion to the number of Class A shares held by each of them, provided that the Right of Increase of Class C shares included in Article 8.2.4(i) above shall apply mutatis mutandis. The exercise of the Right of Pre-emption by the shareholders holding Class A shares, potentially exercised in accordance with this article 8.2.4(ii), must be carried out within 15 (fifteen) days of the receipt of the notice of offering in pre-emption by means of an appropriate written communication to the chairman of the board of directors and the Shareholder Transferring Class C shares, specifying the number of shares requested in pre-emption.

(iv)
Should remain any Class C shares subject to the bid not acquired by Class C shareholders, Class B shareholders or Class A shareholders in the sense of the foregoing (the “Shares C not Purchased”) and the Person Bidding for Class C shares is accepting to buy the Shares C not Purchased, the Shares C not Purchased may be transferred from the Shareholder Transferring Class C shares to the Person Bidding for Class C shares, within but not later than 15 (fifteen) days, if the transfer in favour of the Person Bidding for Class C shares has not occurred within the aforesaid term, any later transfer of Class C shares and of the rights related thereto shall be subject again to the procedure specified in this article 8.2.4; any act of transfer carried out in violation of the provisions of this Article 8.2.4 shall be invalid and not opposable to Telco.

(v)
Should remain any Share C not Purchased and the Person Bidding for Class C shares is not accepting to buy only the Shares C not Purchased pursuant to the previous Article 8.2.4(iv), the Shareholder Transferring Class C shares shall be entitled to sell all the Class C shares object of the Class C Transferring Notice to the Person Bidding for Class C shares.”.

3.6	Article 8.2.4 of the Shareholders’ Agreement is re-numbered into new article 8.2.5.

3.7	Article 8.2.5 of the Shareholders’ Agreement is re-numbered into new article 8.2.6.

3.8	Article 8.2.6 of the Shareholders’ Agreement is re-numbered into new article 8.2.7.

3.9
Any reference to the “share capital” of Telco in articles 1.1(b), 1.1(d), 1.1(e) and 3 of the Shareholders’ Agreement has to be deemed as, and therefore amended into, a reference to the “voting share capital” of Telco.

3.10	Any reference to a “share” of Telco in article 1.1(b) of the Shareholders’ Agreement has to be deemed as, and therefore amended into, a reference to a “voting share” of Telco.

4.	USE OF PROCEEDS

The Parties agree that the total net proceeds deriving from (aa) the Reserved Capital Increase shall be applied to prepay (partially) the outstanding amount of the Telco’s Term Facility Agreement executed in May 28, 2012 (the “Telco’s Term Facility”) as soon as reasonably possible taking into account the notification periods for pre-payments provided for in the Telco’s Term Facility; and (bb) the Second Reserved Capital Increase shall be applied to  the partial repayment of the Notes, which shall be made promptly to all the noteholders, in proportion to the amount of Notes held and in any case not later than 5 (five) Business Days after the Second Reserved Capital Increase has been fully subscribed.

5.	TE’S CALL OPTION

5.1	Grant of TE’s Call Option

Subject to the terms and conditions of this article 5, AG, IS and MB hereby irrevocably and unconditionally (i) grant TE with the right to purchase (the “TE’s Call Option”) all but not less than all the Class A shares held by each of AG, IS and MB in Telco’s share capital on the date hereof and all but not less than all other Class A shares that may be held by each of AG, IS and MB in Telco’s share capital prior to the exercise of the TE’s Call Option (as better described in Clause 5.3 below - the “Italian Telco Shares”) and (ii) provided that the TE’s Call Option is exercised in accordance with the terms and conditions of this article 5, agree to transfer their Italian Telco’s Shares for the TE’s Purchase Price as defined below. Anything to the contrary notwithstanding, the obligations of the Class A shareholders under the TE’s Call Option shall be several, provided for the sake of clarity that, should any of AG, IS and MB be in breach of its respective obligation to sell the shares under the TE’s Call Option, such breach shall not affect the other Parties’ respective rights and obligations in respect to the TE’s Call Option (including the ability of TE to acquire all but not less than all the Italian Telco Shares owned by each of such other Parties and the obligation of the latter to sell their respective Italian Telco Shares to TE).

5.2	Consideration

The TE’s Call Option is hereby granted to TE by AG, IS and MB (and may not be exercised unless vis-à-vis all such three Parties, except as provided for in Clause 5.3 below) in consideration of the additional investment commitment in Telco undertaken by TE pursuant to this Agreement (including the obligation undertaken by TE to compensate AG, IS and MB pursuant to article 2.2 C. above) and taking into account the overall balance of the economic interests existing between all parties to the Co-Investment Agreement, the Shareholders’ Agreement and this Agreement. Accordingly, the Parties hereby acknowledge and agree that the TE’s Call Option on the Italian Telco Shares shall be deemed to be onerous and not gratuitous.

5.3	Object of TE’s Call Option

Object of the TE’s Call Option shall be all (but not just part of) Telco’ shares held by AG, IS and MB at the time of the TE’s Call Option Notice. In any event where one or more of the current Class A shareholders of Telco ceases to be shareholders of Telco or exercises its De-merger Option, this will not affect the TE’s Call Option, which will remain valid in relation to the shareholdings of the other Class A shareholders.

5.4	Purchase price

Subject to the exercise of the TE’s Call Option, the purchase price to be paid upon TE’s Closing (as defined below) by TE to the Class A shareholders that sell Class A Shares to TE by virtue of the TE’s Call Option (the “Sellers”) as consideration for the Italian Telco Shares held by the Sellers shall be equal to the adjusted net asset value of the Telco shares, calculated as follows:

(NE – B) + (S*P)
X =
N

where

X = the purchase price of each Italian Telco Share owned by the Sellers (the “TE’s Purchase Price”);

NE = the net equity (patrimonio netto) of Telco as shown in the Financial Statements (as defined below);

B = the book value of TI’s shares shown in the Financial Statements (as defined below);

S = the total number of TI’s shares owned by Telco as of the TE’s Closing date provided that in case of change between the number of TI’s shares held by Telco from the date of reference of the Financial Statements and the TE’s Closing Date, the above formula shall be adjusted accordingly;

P = the higher of (i) Euro 1.10 (one point ten) and (ii) the average closing price of the TI’s shares registered on the Milan stock exchange during the 30 (thirty) trading days preceding the delivery of the TE’s Call Option Notice, provided that (i) and (ii) above shall be adjusted in the event of a split, reverse split, stock dividend, capital increases or similar transactions after the date hereof;

N = the total amount of Telco Shares (aggregate of Class A shares, Class B shares and Class C shares); and

Financial Statements = the financial statements as of the last day of the month prior to the TE’s Closing drafted in accordance with Italian GAAP, approved by the Board of Directors of Telco and, at the request of any of the Parties, audited without remarks by Telco’s auditors.

The Parties (i) acknowledge that TE shall pay the TE’s Purchase Price in cash; and (ii) agree to cooperate in good faith in order to ensure that as of TE’s Closing the Financial Statements are promptly finalised and approved in order to determine the TE’s Purchase Price.

5.5	Time of exercise

TE will have the right to exercise the TE’s Call Option at any time (including during any Waiting Period, as provided above) starting from 1 January 2014 until expiry of the Shareholders’ Agreement (as extended from time to time), provided however that:

(i)
if the TE’s Call Option has not been exercised on or prior to 31 May 2014, then (x) TE shall not be entitled to exercise the TE’s Call Option until the end of the First De-merger Window and (y) if the De-merger Option is exercised by any of the Parties during the First De-merger Window, TE shall not be entitled to exercise the TE’s Call Option with respect to such Party having exercised the De-merger Option until completion of the de-merger procedure, provided that if, after all the authorizations needed for such De-merger have been obtained, the De-merger process is not completed as a consequence of a decision directly and exclusively assumed by the Party having exercised the De-merger Option, then TE shall again be entitled to exercise the TE’s Call Option during the 5 (five) Business Days following the day on which the De-merger could have been completed in accordance with Article 11 of the Shareholders’ Agreement;

(ii)
if the TE’s Call Option has been exercised on or prior to 31 May 2014 but the TE’s Closing does not occur prior to the Long Stop Date, then (x) TE shall not be entitled to exercise the TE’s Call Option until the end of the Extended First De-merger Window and (y) if the De-merger Option is exercised by any of the Parties during the Extended First De-merger Window, TE shall not be entitled to exercise the TE’s Call Option with respect to such Party having exercised the De-merger Option until completion of the de-merger procedure, provided that if, after all the authorizations needed for such De-merger have been obtained, the De-merger process is not completed as a consequence of a decision directly and exclusively assumed by the Party having exercised the De-merger Option, then TE shall again be entitled to exercise the TE’s Call Option during the 5 (five) Business Days following the day on which the De-merger could have been completed in accordance with Article 11 of the Shareholders’ Agreement;

(iii)
if the TE’s Call Option has not been exercised on or prior to 15 January 2015, then (x) TE shall not be entitled to exercise the TE’s Call Option until the end of the Second De-merger Window and (y) if the De-merger Option is exercised by any of the Parties during the Second De-merger Window, TE shall not be entitled to exercise the TE’s Call Option with respect to such Party having exercised the De-merger Option until completion of the de-merger procedure, provided that if, after all the authorizations needed for such De-merger have been obtained, the De-merger process is not completed as a consequence of a decision directly and exclusively assumed by the Party having exercised the De-merger Option, then TE shall again be entitled to exercise the TE’s Call Option during the 5 (five) Business Days following the day on which the De-merger could have been completed in accordance with Article 11 of the Shareholder’s Agreement;

(iv)
if the TE’s Call Option has been exercised on or prior to 15 January 2015 but the TE’s Closing does not occur prior to the Long Stop Date, then (x) TE shall not be entitled to exercise the TE’s Call Option until the end of the Extended Second De-merger Window and (y) if the De-merger Option is exercised by any of the Parties during the Extended Second De-merger Window, TE shall not be entitled to exercise the TE’s Call Option with respect to such Party having exercised the De-merger Option until completion of the de-merger procedure, provided that if, after all the authorizations needed for such De-merger have been obtained, the De-merger process is not completed as a consequence of a decision directly and exclusively assumed by the Party having exercised the De-merger Option, then TE shall again be entitled to exercise the TE’s Call Option during the 5(five) Business Days following the day on which the De-merger could have been completed in accordance with Article 11 of the Shareholders’ Agreement;

(v)
if, in any of the events referred to in subparagraph 5.5 (i), (ii), (iii) and (iv) above, any of the Parties exercises its De-merger Option and TE exercises the TE’s Call Option with respect to the other Parties that are still Class A shareholders of Telco, then the Party or Parties having exercised the De-merger Option (to the extent the De-merger has yet to be completed) will be entitled to withdraw from such de-merger and to become one of the Sellers under the TE’s Call Option, to the extent it notifies such decision in writing within 5 (five) calendar days following delivery of the TE’s Call Option Notice referred to in subparagraph 5.6 below. In any such case, TE shall be obliged to purchase, at the terms and conditions referred to in this Article 5, also the Italian Telco Shares and the outstanding Notes held by the Party withdrawing from the de-merger.

5.6	Notice of exercise

(a)
The TE’s Call Option shall be exercised in writing by means of a written notice to the Sellers, copy to Telco, (the “TE’s Call Option Notice”) indicating confirmation that all necessary antitrust and telecommunication authorisations have been duly requested, including, if needed, those required under any Brazilian and Argentinean applicable antitrust and telecommunications rules (the “Necessary Authorisations”).

(b)
In the event that TE’s Call Option is exercised while any of the Parties has exercised its De-merger Option as referred to in the last paragraph of Clause 5.5 above, then the TE’s Call Option Notice shall be also sent in copy to such Party which has exercised the De-merger Option.

5.7	Closing

5.7.1
Following the exercise of the TE’s Call Option, the completion of the acquisition of the Italian Telco Shares held by the Sellers by TE (the “TE’s Closing”) shall take place, unless otherwise agreed in writing, at the time and place indicated by TE on the 15th (fifteenth) Business Day following:

(a)	the TE’s Call Option Notice, or

(b)	the granting of the last Necessary Authorisation.

5.7.2	At the TE’s Closing:

(a)	TE shall pay to the Sellers the TE’s Purchase Price, as well as any applicable stamp duty and transfer charges;

(b)
the Sellers shall deliver the Italian Telco Shares to TE crediting them in the account which shall be indicated by TE in due advance, free and clear from any lien, option, charge, or encumbrances of any kind, or any right in favour of third parties;

(c)	the Sellers shall perform any other action required to be performed before or at the TE’s Closing in order to implement the endorsement and registration of the Italian Telco Shares in the name of TE.

5.8	Transfer limitations

The Parties acknowledge that the provisions under article 8.2 of the Shareholders’ Agreement and under article 7 of Telco’s By-Laws shall not apply to the transfer of the Italian Telco Shares from the Sellers to TE pursuant to this article 5.

To the extent necessary for the performance of the obligations under this article 5, the Parties undertake to cooperate in good faith and exercise all their powers and rights to cause Telco’s shareholders’ meeting convened pursuant to article 2.1 above to amend Telco’s By-Laws so to exclude the application of article 7 of Telco’s By-Laws to the transfer of the Italian Telco Shares from the Sellers to TE pursuant to this article 5, unanimously waiving or amending, if necessary, any such requirements both at Telco’s By-Laws’ or Shareholders’ Agreement’s level.

5.9	Outstanding Notes

With respect of the Notes, it is agreed that, following exercise of the TE’s Call Option, TE shall be committed to (i) either cause Telco to repay in full the outstanding Notes (except, for the sake of clarity, for the proportional part of the Notes held by a Party, if any, which has exited Telco following the exercise of the de-merger pursuant to the Shareholders Agreement) on or immediately after TE’s Closing, or (ii) purchase at TE’s Closing from each of the noteholders which are Sellers all the outstanding Notes held by each of them, provided in this latter case that TE shall pay the consideration for such Notes, 50% (fifty per cent) in cash and 50% (fifty per cent) in cash or TE’s shares or mix of cash and TE’s shares, at TE’s sole discretion, provided that TE’s shares shall be used as consideration of the Notes based on the lower of (i) the closing quoted price on the Madrid stock exchange on the day before the TE’s Closing and (ii) the average closing quoted prices on the Madrid stock exchange of the 30 (thirty) trading days preceding the TE’s Closing, and provided that the TE’s shares which will be attributed to the Sellers in payment of the Notes so purchased will be subject to the lock-up undertaking and the other transfer limitations indicated in article 6 below. If TE decides to pay any portion of the Consideration for the Notes in TE’s shares it shall so communicate in writing to the Sellers at least 3 (three) calendar days prior to the TE’s Closing date.

5.10	Termination of the Shareholders’ Agreement

Simultaneously with the acquisition of the Italian Telco Shares by TE, the Parties will terminate the Shareholders’ Agreement and any other agreements among them providing for the governance and investment rules in Telco and TI.

5.11	Authorisations

If the TE’s Closing requires any antitrust and/or telecommunication authorisation, TE shall duly prepare and submit to the competent authorities the relevant filing as soon as diligently possible and the other Parties shall provide all information and reasonable cooperation for such filings, provided that, if such authorisations are not granted within 180 (one hundred and eighty) calendar days from the date of the TE’s Call Option Notice or from expiry of the 5 (five) calendar days term referred to in Article 5.6 (b), as applicable (the “Long Stop Date”), the TE’s Call Option Notice will cease to have effect and the Parties will no longer be obliged to transfer the Italian Telco Shares under such Notice, provided that, to the extent TE is again entitled to deliver a new Call Option Notice in accordance with the provisions of this Agreement, it shall not affect its right to do so. In case any competent telecommunication or antitrust authority imposes, in connection with the Call Option, restrictions, limitations or other measures, then TE shall have, at its sole discretion, the right to either accept such restrictions, limitations or other measures, or decide not to proceed with the TE’s Closing, provided that, if TE proceeds with the TE’s Closing, the restrictions, limitations or other measures imposed shall be entirely and exclusively undertaken by TE.

6.	LOCK-UP AND TRANSFER LIMITATIONS OF TE’S SHARES

6.1	In the event AG, IS and MB receive any TE’s shares pursuant to Article 5.9 of this Agreement, any such TE’s shares shall be subject to the following limitations:

6.1.1	Lock-up

The lock-up provided for in this article 6.1.1 will be applicable during the 15 (fifteen) trading days following the date on which AG, IS and MB have received TE’s shares (the “Lock-Up Period”). During the Lock-Up Period AG, IS and MB undertake to TE that they will not, without the prior written consent of TE, directly or indirectly:

(a)	Transfer of TE’s shares:

(i)	offer or sell any TE’s shares;

(ii)	contract to sell any TE’s shares;

(iii)	issue or sell any option or contract to purchase any TE’s shares;

(iv)	purchase any option or contract to issue or sell any TE’s shares;

(v)	grant any option, right or warrant to purchase any TE’s shares;

(vi)	transfer, pledge, lend or otherwise dispose of any TE’s shares; or

(vii)	enter into any agreement to do any of (i) to (vi) above;

(b)
Rights to TE’s shares: issue or offer any securities which confer a right to TE’s shares (or any interest therein), including any right to exchange, or convert into, TE’s shares, or enter into any agreement to do so;

(c)
Economic ownership of TE’s shares: enter into any agreement which transfers or might transfer any of the economic consequences of ownership of the TE’s shares (including, but not limited to, stock lending, derivative or hedging transactions and swap transactions);

(d)
Other share transactions: propose or, if proposed by others, vote, or implement capital increases, or issues of bonds that are convertible into or exchangeable for TE’s shares or issues of any instrument in each case of TE that has the aim or effect of delivery or transferring, directly or indirectly, the ownership of TE’s shares or the right to acquire any TE’s shares or any securities which are convertible into or exchangeable for TE’s shares or which carry rights to acquire TE’s shares or such securities (or any interest in any TE’s shares or such securities) to one or more third parties.

6.1.2	Other transfer limitations

After expiry of the Lock-Up Period, AG, IS and MB undertake:

(i)
not to carry out any of the transactions referred to in article 6.1.1 above during the following black-out periods preceding the announcement of TE’s financial results (each a “Black Out Period”): (a) for the 15 (fifteen) trading days preceding 8 November 2013 (included), or the different date which is notified in writing by TE, and (b) for the following Black Out Periods, for the 15 (fifteen) trading days preceding the date (included) which will be notified in writing to AG, IS and MB by TE from time to time at least 15 (fifteen) calendar days prior to the beginning of any such Black Out Periods;

(ii)
not to sell (including, but not limited to, with respect to any type of transactions regarding derivatives, options, swaps, futures, collaterals or securities lending), directly or indirectly, on any market on which the TE’s shares are traded, any TE’s shares in an amount in excess of the following parameters:

(A)	in the case of AG, in the aggregate 7,5% (seven point five per cent) per Business Day of the total number of TE’s shares sold on the Madrid Stock Exchange on the immediately preceding trading day;

(B)
in the case of IS, in the aggregate 3,75% (three point seventy-five per cent) per Business Day of the total number of TE’s shares sold on the Madrid Stock Exchange on the immediately preceding trading day; and

(C)
in the case of MB, in the aggregate 3,75% (three point seventy-five per cent) per Business Day of the total number of TE’s shares sold on the Madrid Stock Exchange on the immediately preceding trading day.

7.	STAND STILL

7.1	A new paragraph is inserted after the current third paragraph of Article 7 (Stand Still) of the Shareholders’ Agreement, as follows:

“In derogation to the preceding paragraph:

(i)
for the entire duration of the Shareholders Agreement, as extended from time to time, TE will not be permitted to purchase TI Voting Shares (through any transaction, including without limitation, derivatives, warrants, options, lending of shares or rights, acquisition of pre-emptive rights or any other similar transaction);

(ii)
however the limitation under (i) above shall not apply to TE in the event that any person or entity (whether acting alone or in concert with other Connected Entities and whether directly or indirectly) acquires or announces its intention to acquire or undertakes to acquire TI Voting Shares, or the right to acquire or vote TI Voting Shares, for 10% (ten per cent) or more of TI’s voting share capital (taking into account the TI voting shares held by any Connected Entity acting in concert with such person or entity), including, without limitation, through derivatives, warrants, options, lending of shares or rights, acquisition of pre-emptive rights or any other similar transaction;

(iii)
without prejudice to point (iv) below, the provisions referred to in the preceding third paragraph of this Article 7 shall only apply to the Class A shareholders, provided that, for the avoidance of doubt, this shall not be interpreted so as to allow to the Class A shareholder to acquire any additional TI Voting Shares exceeding the amount of TI Voting Shares they were entitled to acquire before the date hereof (when Article 7 of the Shareholders’ Agreement was also applicable to the Class B shareholders);

(iv)	in the event under (ii) above, the provisions of the preceding third paragraph of this of this Article 7 shall become again applicable also to TE.”

7.2
In addition and without prejudice to the provisions referred to above, TE undertakes not to purchase TI Voting Shares, in case the Demerger Option is exercised by TE, for a period of 1 (one) year after the completion of such de-merger, provided however that this limitation shall not apply in the event that any person or entity (whether acting alone or in concert with Connected Entity and whether directly or indirectly) acquires or announces its intention to acquire or undertakes to acquire TI Voting Shares, or the right to acquire or vote TI Voting Shares, for 10% (ten per cent) or more of TI’s voting share capital (taking into account the TI voting shares held by any Connected Entity acting in concert with such person or entity), including, without limitation, through derivatives, warrants, options, lending of shares or rights, acquisition of pre-emptive rights or any other similar transaction.

7.3
Within 15 (fifteen) calendar days from the execution of this Agreement, each Party shall communicate to the other Parties in writing the number of TI Voting Shares it owns, directly and indirectly (taking into account all holdings which are relevant for the purpose of disclosure of interests pursuant to applicable Italian laws and regulations).

8.	OTHER AMENDMENTS TO THE SHAREHOLDERS’ AGREEMENT AND THE CO-INVESTMENT AGREEMENT

8.1	The Parties agree that the last two paragraph of Article 5 of the Shareholders’ Agreement shall be eliminated and substituted by the two following new paragraphs:

“The Parties agree that if any competent antitrust or regulatory authorities in any country shall impose on TE or on TI any burden or divestment finally confirmed by the competent authorities (the “Burden”) resulting from the completion of the Second Reserved Capital Increase, the conversion of Class C shares in Class B shares (referred to in Article 3 above) and the TE’s Call Option (the “Subsequent Transactions”), then TE (in case the Burden is imposed on TE) or each of the Parties (in case the Burden is imposed on TI) will have the right to request a De-merger as provided for in Article 1.2(cc) of this Shareholders’ Agreement, provided that such right to request the De-merger can only be exercised if (i) TE decides to continue with the relevant Subsequent Transaction, despite of such Burden; and (ii) such right to request the De-merger is exercised within 15 (fifteen) days from the day on which such Burden is finally confirmed by the competent authorities.

The Parties agree that in the event that a Subsequent Transaction is subject to conditions precedent by competent antitrust or regulatory authorities which require TE to reduce its prerogatives and rights in terms of governance in Telco and/or in TI and, notwithstanding such conditions precedent, TE decides to proceed with such Subsequent Transaction, then TE shall be bound to satisfy such conditions precedent and the Parties shall agree in good faith the amendments to this Shareholders’ Agreement which, while preserving the fulfilment of such conditions precedent, shall preserve as much as possible the overall spirit underlying this Shareholders’ Agreement.”

8.2	Article 10 (Confidentiality) of the Shareholders’ Agreement is re-numbered in article 12 (Confidentiality).

8.3	Article 11 (Cost and expenses) of the Shareholders’ Agreement is re-numbered in article 13 (Cost and expenses).

8.4	Article 12 (Notices) of the Shareholders’ Agreement is re-numbered in article 14 (Notices) and any reference to the previous article 11 contained therein becomes references to new article 14.

8.5	The address and contacts of IS indicated in new article 14 (Notices) are amended as follows:

INTESA SANPAOLO S.p.A.
Via Montedi Pietà, 8
20121 Milano
To the attention of Chief Governance Officer
Fax no. +39 0287962376

8.6	Article 14 (Variations) of the Shareholders’ Agreement is re-numbered in article 15 (Variations).

8.7	Article 15 (Severability) of the Shareholders’ Agreement is re-numbered in article 16 (Severability).

8.8	Article 16 (Entirety of Agreement) of the Shareholders’ Agreement is re-numbered in article 17 (Entirety of Agreement).

8.9	Article 17 (No waiver and further assurances) of the Shareholders’ Agreement is re-numbered in article 18 (No waiver and further assurances).

8.10	Article 18 (Governing law/Exclusive Jurisdiction) of the Shareholders’ Agreement is re-numbered in article 19 (Governing law/Exclusive Jurisdiction).

8.11	In light of the provisions of this Agreement, the Parties agree that the Co-investment Agreement is amended accordingly, if and where necessary.

9.	SHAREHOLDERS’ AGREEMENT

9.1
Except as provided for in articles 1, 3, 7 and 8 above, all the other provisions, terms and conditions set forth in the Shareholders’ Agreement - including, for the avoidance of doubts, the Call Option under Article 8.5(a) of the Shareholders’ Agreement, as implemented in the Call Option Agreement entered into by and between TE and Telco on 6 November 2007 and subsequently amended, supplemented and renewed - shall remain unchanged and are hereby expressly ratified and confirmed by the Parties.

9.2
In relation to the amendments of the Shareholders’ Agreement provided for in articles 1, 3, 7 and 8 of this Agreement, the Parties shall cooperate for the timely performance of all the applicable disclosure requirements in relation thereto.

10.	CONFIDENTIALITY

10.1	The Parties shall timely agree upon the content of all the public announcements to be made by each Party upon execution of this Agreement.

10.2
Except as provided for in articles 9.2 and 10.1 above, the Parties shall not, without the prior written consent of all the other Parties, disclose to any person, or make a public announcement, of the existence of this Agreement or of any of the terms or other conditions of this Agreement.

10.3
Where a disclosure or announcement is required by law or regulation or by any other competent authority to which a Party is subject, the disclosure or announcement shall, to the extent permitted by law or regulation and provided that it is reasonably feasible, be made after consultation by any such Party with the other Parties.

10.4
If, for any reason whatsoever, a Party is unable to consult with the other Parties before the disclosure or announcement has been made pursuant to article 10.3 above, such Party shall, to the extent permitted by law or regulation, (i) inform the other Parties of the circumstances, timing, content and manner of the disclosure or announcement immediately after such disclosure or announcement has been made; and (ii) limit the disclosure or announcement to that part (and that part only) of the Agreement which is legally necessary to be disclosed or announced.

11.	GOVERNING LAW AND JURISDICTION

11.1
This Agreement shall be governed by, and interpreted in accordance with, the laws of the Italian Republic. Any disputes arising out of or in connection with this Agreement shall be submitted by the Parties to arbitration. The venue of the arbitration shall be Milan. The arbitration shall be conducted in English and in accordance with ICC Rules.”

****           ****           ****           ****

If you are in agreement with the foregoing in its entirety, please deliver to us a letter reproducing the contents of this letter, signed by you for full confirmation and acceptance.

Best regards.

TELEFÓNICA, S.A.

Name:
Title: